Jeff Wuslich
President and Co-Founder at Cardinal Spirits LLC
Bloomington, Indiana, United States

Experience

Cardinal Spirits LLC
President and Co-Founder
March 2011 - Present (9 years 6 months)
Bloomington, IN

Might and Main
Partner
June 2011 - December 2018 (7 years 7 months)

Indiana University
Chief of Staff to University Chancellor
July 2004 - January 2012 (7 years 7 months)

- Lead day to day operations and coordinate office's needs with other departments including marketing, public relations, government relations, student affairs, diversity, and student services leading to integrated solutions
- Responsible for solving complex student and parent complaints and problems
- Coordinate speech research, speech writing, and compilation of multifaceted presentations to Board of Trustees
- Led university-wide effort to admit 120 Hurricane Katrina affected students in less than five days

1ton Technologies, Inc.
Co-Founder
1997 - 2006 (9 years)

- Winner University of Notre Dame McCloskey Business Plan Competition, Best Undergraduate Business Plan and Pace
- Global People's Choice Award
- Grew the company to over 6,000 paying users in two years
- Designed features, capabilities, and functions for MightyBrain.com, bringing a complete product to market ahead of competition
- Developed client-relationships and implemented 24-hour customer service for users which led to increased customer
- satisfaction and a decrease in amount of in house technical support
- Accountable for company leadership including sales, financing, training, and strategic management

Fidelity Professional DJ Services
Co-Founder and DJ

1997 - 2006 (9 years)

- Operated high-end mid-west area music entertainment service for weddings, corporate events, and private parties
- Conducted professional client meetings and on-site event management for over 350 functions
- Developed a strong reputation for quality performances resulting in an increase of referral business

Education

Indiana University Bloomington
Sociology · (1999 - 2004)